NINE MONTHS ENDED DECEMBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the period ended December 31 2009 and the audited consolidated financial statements for the year ended March 31, 2009, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of February 18, 2010.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2        Overview

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). It is the aim of the Company to discover and develop a bulk-tonnage gold-copper deposit that has the potential to deliver both substantial growth and value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Through its property evaluation efforts, Amarc has acquired, by option agreement, the Newton gold-copper property located in south-central BC. During the quarter, the Company completed a successful discovery drill program at Newton. In addition, Amarc has acquired by staking a 100% interest over approximately 1,500 square kilometres in the prospective Plateau Gold-Copper Belt, which extends south from the Newton property.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Figure 1. Location of Amarc's Newton project.

The Newton Property

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Historical core drilling by previous operators at the Newton property tested for porphyry-style copper mineralization, which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11), positioned on the easternmost side of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12, 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests an apparent bulk-tonnage gold environment.

An initial 14-hole diamond drill program completed by Amarc in late 2009 returned broad continuous intervals of bulk-tonnage style gold, silver, copper and zinc. All significant assay results are given in the table below. The gold system remains open in all directions.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

NEWTON PROJECT
ASSAY RESULTS FROM 14-HOLE, 2009 DRILL PROGRAM

Drill Hole ID	Incl.	Hole Dip (degrees)	Hole Direction (degrees)	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	AuEQ[1] (g/t)
9001		-45	90	3.0	39.0	36.0	0.60	0.9	0.01	0.00	0.63
9001		-45	90	228.0	297.0	69.0	1.41	10.9	0.12	0.05	1.85
9001	incl.	-45	90	233.1	234.0	0.9	11.19	22.2	0.21	0.87	12.49
9001	incl.	-45	90	252.8	297.0	44.2	1.74	15.9	0.17	0.02	2.34
9001		-45	90	441.0	477.0	36.0	0.34	0.6	0.03	0.01	0.42
9002		-90	0	222.0	255.2	33.2	0.96	2.8	0.07	0.01	1.16
9002	incl.	-90	0	234.0	252.0	18.0	1.10	3.3	0.09	0.01	1.33
9003		-90	0	3.0	224.5	221.5	0.60	5.6	0.07	0.08	0.87
9003	incl.	-90	0	18.0	39.0	21.0	0.71	2.3	0.01	0.00	0.77
9003	incl.	-90	0	96.0	224.5	128.5	0.84	8.9	0.10	0.13	1.26
9003	and	-90	0	156.0	198.0	42.0	1.25	16.8	0.20	0.11	1.98
9004		-90	0	6.0	195.0	189.0	1.56	7.9	0.08	0.17	1.95
9004	incl.	-90	0	54.0	195.0	141.0	2.01	10.0	0.10	0.22	2.49
9004	and	-90	0	96.0	195.0	99.0	2.76	12.2	0.12	0.26	3.36
9004	and	-90	0	126.0	195.0	69.0	3.79	9.1	0.08	0.30	4.26
9004	and	-90	0	129.0	132.0	3.0	13.47	14.4	0.17	0.12	14.10
9004	and	-90	0	168.9	195.0	26.1	5.54	12.5	0.07	0.31	6.08
9005		-90	0	12.0	27.0	15.0	0.32	1.4	0.04	0.02	0.43
9005		-90	0	41.0	54.0	13.0	0.44	4.4	0.06	0.30	0.81
9005		-90	0	76.0	163.2	87.2	0.50	7.1	0.03	0.55	1.01
9005	incl.	-90	0	88.0	89.0	1.0	16.56	221.6	0.30	2.55	22.38
9005		-90	0	279.0	303.0	24.0	0.34	0.8	0.07	0.01	0.48
9006		-90	0	9.0	306.5	297.5	0.26	2.3	0.03	0.13	0.44
9006	incl.	-90	0	78.0	192.2	114.2	0.32	3.7	0.03	0.25	0.60
9006	incl.	-90	0	264.0	306.5	42.5	0.43	0.6	0.05	0.01	0.53
9007		-90	0	48.0	252.0	204.0	0.33	4.5	0.05	0.11	0.57
9007	incl.	-90	0	48.0	66.0	18.0	0.49	1.9	0.04	0.02	0.60
9007	incl.	-90	0	135.0	216.0	81.0	0.46	8.0	0.07	0.20	0.85
9007	and	-90	0	183.0	216.0	33.0	0.62	13.4	0.12	0.16	1.17
9008		-90	0	18.0	42.0	24.0	0.44	6.4	0.07	0.07	0.73
9008		-90	0	123.7	129.0	5.3	0.44	8.0	0.08	0.44	1.00
9009		-90	0	15.0	147.9	132.9	0.25	5.9	0.02	0.28	0.55
9009	incl.	-90	0	66.0	114.0	48.0	0.36	6.3	0.02	0.28	0.68
9010		-90	0	35.4	189.0	153.6	0.29	3.0	0.03	0.23	0.52
9010	incl.	-90	0	35.4	69.0	33.6	0.52	3.2	0.05	0.06	0.72
9011		-90	0	83.4	207.0	123.6	0.44	2.3	0.04	0.11	0.62
9011	incl.	-90	0	149.0	207.0	58.0	0.60	2.4	0.04	0.06	0.75
9011	and	-90	0	186.0	207.0	21.0	1.13	2.9	0.05	0.01	1.28
9012	No reportable intercepts
9013	No reportable intercepts
9014		-90	0	72.0	210.0	138.0	0.74	4.2	0.06	0.05	0.95
9014	incl.	-90	0	147.0	210.0	63.0	1.17	6.8	0.08	0.05	1.47
9014	and	-90	0	168.0	207.0	39.0	1.45	6.5	0.10	0.06	1.79
9014	and	-90	0	204.0	207.0	3.0	11.70	50.8	0.45	0.06	13.44

Gold equivalent (AuEQ) is calculated using a gold price of US$900/oz, a copper price of US$2.50/lb and a zinc price of US$0.80/lb. Metal recoveries are assumed to be 100%.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The most intensively developed mineralisation at Newton is associated with disseminated sulphides that appear to be preferentially localised within pervasively altered volcaniclastic and epiclastic rocks units. These host rocks are characterised by both a high permeability and an anticipated wide geographic distribution – features that are representative of a permissive environment for the development of bulk-tonnage style mineralization.

Exploration work planned for 2010, aimed at confirming the dimensions and orientation of the Newton mineralisation, includes an induced polarization ("IP") geophysical survey and drilling. Permit applications for these activities have been submitted to the BC government.

Newton Property Agreement

In June 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with High Ridge Resources Inc. ("High Ridge") on the Newton property. Under the terms of the Newton Agreement, Amarc has the right to earn an 80% interest in the Newton property by making a $60,000 cash payment and issuing 100,000 Amarc shares to the underlying owners, funding $240,000 in exploration expenditures on or before December 31, 2009 and funding an additional $4.7 million in exploration expenditures over seven years from the effective date of the agreement. On exercise of the option by Amarc, the two parties will enter into a joint venture agreement. The Newton Agreement is subject to an underlying option agreement and accompanying amending agreements with arm's length parties. Pursuant to these underlying agreements High Ridge has acquired a 100% undivided interest in all claims held under the underlying agreement through a series of staged payments, share issuances and exploration expenditures.. The claims held under the Newton Agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required, starting in 2011.

The Plateau Gold-Copper Belt

Amarc has staked approximately 1,500 square kilometres of additional minerals claims over the under explored and prospective Plateau Gold-Copper Belt, which extends south from the Newton property. Owned 100% by Amarc, the belt is bordered to the west by the advanced permitting-stage Prosperity gold-copper project. The Prosperity deposit is one of the largest known porphyry deposits in BC and at a C$5.50 NSR/t cut-off contains 4.2 billion pounds of copper and 11 million ounces of copper in 830 million tonnes of proven and probable reserves (Taseko Mines Limited). Public domain information from across the belt indicates favourable regional geology and geochemistry for Newton-style gold deposits as well as porphyry gold-copper deposits.

Amarc is undertaking a 7,000 line ZTEM (Z-axis Tipper Electromagnetic system) kilometre airborne geophysical survey over the Newton property – other regional anomalies and the Plateau Gold-Copper Belt. The ZTEM technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometre below surface. High-sensitivity magnetometry data is collected concurrently. Once the geophysical signatures of the Newton mineralisation and other known mineral occurrences in the region are established, Amarc will utilise comparative data to assist in the definition of previously unrecognized targets within the belt and the development of priority drill targets.

The Newton Property and the Plateau Gold-Copper Belt are located near the City of Williams Lake, a full service regional centre which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills and is well served by existing transportation and power

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315 % copper and 0.008 % molybdenum, Taseko Mines Limited) that has been in operation since 1973, the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34 % copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, and late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 487 million tonnes grading 0.43 g/t gold and 0.22 % copper, Taseko Mines Limited), which expects to receive final development permits in 2010.

The Pinchi Property

The Pinchi property is situated within the Quesnel Trough, a geological trend that hosts numerous porphyry gold-copper deposits in BC. It lies along the same structural corridor as the Kwanika porphyry copper-gold deposit and the Lorraine copper-gold-silver deposits. A drill program, designed to test coincident strong aeromagnetic and IP geophysical anomalies underlying a region covered with glacial gravel and no outcrop, was completed in 2009. Results from the drill program are being assessed.

Pinchi Property Agreement

In August, 2009 Amarc has entered into an Option Agreement with Lysander Minerals Corp. ("Lysander") on the Pinchi property. Under the terms of the Option Agreement with Lysander, Amarc has the right to earn a 60% interest in the Pinchi property by funding $3.151 million in exploration expenditures on or before the end of December 2012. Amarc can earn an additional 15% interest by incurring an additional $4 million in exploration expenditures over the subsequent two calendar years. Upon the earlier of Amarc exercising its second option to earn a 75% interest or electing to remain at a 60% interest, the two parties will enter into a Joint Venture Agreement.

The Sitlika Copper-Zinc Belt

Amarc has ceased all exploration activities along the Sitlika Belt in north-central BC, which had been targeted for its potential to host volcanogenic massive sulphide deposits, in order to focus on the Newton project and the adjacent Plateau Gold-Copper Belt. The Bodine Option Agreement with an arm's length party and the Option and Joint Venture Agreement with Falkirk Resources Corp. have been terminated. In addition, the Company’s land position along the Sitlika Belt has been reduced from approximately 260 square kilometres to approximately 217 square kilometres. Approximately $6.9 million was spent on exploration of the Sitlika Belt and targeted properties within the belt since 2007.

The Rapid Property

The Rapid Property, located 36 kilometres northwest of the town of Fort St. James, was staked by the Company in April 2008 on the basis of anomalous copper-zinc-silver geochemical values in stream sediments reported in a release by Geoscience BC. Amarc completed an airborne magnetic geophysical survey, followed by focused geological mapping, geochemical soil sampling and IP surveys. Amarc’s land position has since been reduced from 400 square kilometres to approximately 5 square kilometres. No work is planned in 2010.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Pinchi Belt Gold Properties

The geologic environment of the Pinchi Belt gold properties indicated potential for bulk-tonnage gold deposits. The Company has performed airborne and ground-based geophysical surveys and grid-based geochemical surveys. Amarc’s land position has been reduced from approximately 10 square kilometres to approximately 1 square kilometre. No work in planned for 2010.

Other BC Agreements

The Tulox Property Agreement

The Tulox property is located in the Cariboo region and comprises an area of 252 square kilometres that was acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) on the Tulox Property. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,700,000 common shares over four years. Tulox has made a $10,000 cash payment and issued 250,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox Property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

Other Property Interests – BC, Yukon, Saskatchewan

The Chona Agreement with an arm's length party, through which the Company retained a 2.5% net smelter royalty in the Chona property, located in BC, has lapsed. No further work is planned on the Chona property.

The AA Agreement with an arm's length party, through which the Company retained a 1.5% net smelter royalty interest in the AA property, located in BC, has lapsed. No further work is planned on the AA property.

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan. The Company has no plans to undertake any programs on these properties in 2010.

Market Trends

Although there has been periodic volatility in the gold market, the average annual price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices were strong in 2009, with prices ranging from US$802/oz in early January to US$1200/oz in early December and averaging US$974/oz for the year.

Gold prices remain strong in 2010. The average price to the date of this report is US$1,107/oz.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices in 2009 ranged from US$1.39/lb in early January to US$3.33/lb at year end, averaging US$2.34/lb for the year.

Copper prices remain strong in 2010. The average price to the date of this report is US$3.23/lb.

Zinc prices in 2008 ranged from a high $1.29/lb in March to a low of $0.50/lb in October, and averaged US$0.80/lb for the year. Prices stabilized in January 2009, and generally have been increasing since that time, averaging approximately US$0.75/lb over the year.

Zinc prices have been strong in 2010, averaging US$1.05/lb to the date of this report.

Silver prices had also been increasing for several until the latter part of 2008. Strong prices in early 2008, as high as US$20.68/lb in March, and as weak as US$9.02/lb in November, resulted in an average price of US$14.95/lb for the year. Prices increased during 2009, and averaged US$14.70/lb for the year.

The upward price trend has continued in 2010. The silver price has averaged US$19.92/lb to the date of this report.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

Not required for interim MD&A.

1.4        Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sept 30	June 30		Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2009	2009	2009		2009	2008	2008	2008	2008
Current assets	$4,082	$2,931	$3,023		$3,373	$2,025	$4,054	$6,697	$7,963
Other assets	42	46	49		54	60	65	90	20
Total assets	4,124	2,977	3,072		3,427	2,085	4,119	6,787	7,984

Current liabilities	362	683	67		34	132	1,040	498	225
Shareholders' equity	3,762	2,294	3,005		3,393	1,953	3,079	6,289	7,758
Total liabilities & shareholders' equity	4,124	2,977	3,072		3,427	2,085	4,119	6,787	7,984

Working capital	3,720	2,248	2,956		3,339	1,893	3,014	6,199	7,738

Expenses
Amortization	4	3	6		6	6	6	4	1
Exploration	1,638	790	196		301	1,515	2,974	1,264	489
Tax credits received	–	(252)	–		(1,435)	–	–	–	–
Legal, accounting and audit	2	5	6		31	2	(4)	8	27
Management and consulting	1	–	–		2	17	28	12	–
Office and administration	23	46	41		35	39	50	55	49
Salaries and benefits	25	73	106		(97)	107	123	76	56
Shareholder communication	13	25	18		(78)	44	96	61	20
Travel and conference	5	7	6		9	8	18	18	86
Trust and filing	6	7	1		10	9	5	1	11
Subtotal	1,717	704	380		(1,217)	1, 747	3,297	1,500	741
Foreign exchange loss (gain)	(3)	30	13		(6)	(177)	(41)	5	(34)
Gain on disposal of equipment	–	–	–			–	(14)	–	–
Interest income	(4)	(12)	(4)		(232)	(9)	(32)	(36)	(50)
Tax related to flow-through financing	–	–	–		16	65	–	–	–
Subtotal	1,710	722	389		(1,440)	1,626	3,211	1,469	656
Stock-based compensation	125	22	33		39	11	194	–	–
Net loss (income) for the period	$1,835	$744	$422	$	(1,401)	$1,637	$3,405	$1,469	$656
Unrealized loss on available- for-sale marketable securities	(5)	5	–		–	–	–	–	–
Comprehensive loss (income) for the period	$1,830	$749	$422	$	(1,401)	$1,637	$3,405	$1,469	$656
Basic and diluted net loss (earning) per share	$0.03	$0.01	$0.01		$(0.02)	$0.02	$0.05	$0.02	$0.01

Weighted average number of common shares outstanding (thousands)	72,839	72,783	72,739		70,684	67,848	67,739	67,739	63,344

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

The Company recorded a net loss of $3,001,412 for the nine month period ended December 31, 2009, compared to a net loss of $6,510,309 for the same period in fiscal 2009. The decrease in loss for the period was due primarily to decreased exploration expenditures in British Columbia compared to the previous season.

Exploration expenses for the nine month period ended December 31, 2009, before stock-based compensation expense and Mineral Exploration Tax Credit ("METC") (see section 1.7 below), decreased to $2,624,878, compared to $5,753,322 for the same period in the previous year. This decrease was due to a decrease in exploration activities during the nine month period ended December 31, 2009, compared to the same period of the prior year. The major exploration expenditures during the period were for assays and analysis (2010 – $187,652; 2009 – $588,445), drilling (2010 – $667,925; 2009 – $806,507), environmental (2010 – 108,141; 2009 – $15,475), geological (2010 – $1,057,389; 2009 – $2,310,019), transportation (2010 – $134,517; 2009 – $600,495), and site activities (2010 – $239,521; 2009 – $488,538).

Administrative costs for the nine month period ended December 31, 2009 also decreased in line with the decrease in exploration activities, compared to the same period in the previous year. The major administrative costs during the period were for salaries and benefits (2010 – $203,795; 2009 – $305,900), office and administration (2010 – $110,181; 2009 – $143,485), and shareholder communication (2010 – $56,695; 2009 – $201,276).

Stock-based compensation expense of $179,988 was charged to operations during the nine month period ended December 31, 2009, compared to $204,737 for the same period of fiscal 2009.

Interest income decreased to $19,118 for the nine month period ended December 31, 2009, compared to $76,659 for the same period last year, due mainly to lower average interest rates and lower average cash balance during the nine month period ended December 31, 2009 compared to same period of the prior year.

A foreign exchange loss of $39,806 was recorded during the nine month period ended December 31, 2009, compared to a gain of $212,520 in the same period of the prior year, due to the appreciation of the Canadian dollar during the current period.

1.6        Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

In December 2009, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, including 4,800,000 flow-through shares and 6,200,000 non flow-through shares. As at December 31, 2009, the flow-through shares were fully paid-up. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on eligible exploration activities by December 31, 2010. The Company is subject to a tax on the portion of proceeds unspent after February 2010. Subsequent to period end, the Company completed the private placement of 6,200,000 non-flow-through shares, in January 2009. As at December 31, 2009, the

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Company had received $875,000 in subscription proceeds for 1,750,000 non flow-through shares, which has been recorded as restricted cash.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7        Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

During the period ended December 31, 2009, the Company received $252,086 in cash from the provincial METC program. The METC initiative was introduced by the BC Government to stimulate new economic activity in the province, and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

The required disclosure is provided in note 8 of the accompanying unaudited financial statements as at and for the period ended December 31, 2009.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12      Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13    Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited financial statements as at and for the period ended December 31, 2009.

1.14    Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15    Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the period ended December 31, 2009.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as at February 18, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			77,639,473
Warrants	February 9, 2011	$0.10	5,000,000
Options	July 19, 2011	$0.70	1,627,200
Options	April 28, 2012	$0.70	70,000

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.4 International Financial Reporting Standards ("IFRS")

To prepare for the conversion to IFRS, the following plan has been developed and is being executed:

Scope assessment and training

An IFRS conversion team has been established, and the members of the team are receiving technical and project planning training related to IFRS. Management believes the Company has allocated appropriate resources to the conversion project to develop an effective plan and the Company is continually assessing resource and training requirements as the project progresses.

Amendments and additions to current standards, carried out by the International Accounting Standards Board, are continually ongoing. As part of the conversion process, the Company monitors actual and expected changes to existing standards and attempts to assess the impact on the Company and its reporting requirements. An initial assessment of the impact of the IFRS conversion will be completed by the end of the 2010 fiscal year.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Design

Based on a detailed review of IFRS standards, the Company will choose accounting policies and procedures, quantify the impact on key line items and disclosures, and prepare draft financial statements under IFRS. The Company will start to collect accounting data in late fiscal 2010 and early fiscal 2011 to satisfy the IFRS requirement for the preparation of comparative balances for the fiscal 2012 IFRS conversion.

Implementation and Review

Upon adoption of IFRS in fiscal 2012, the Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.